Exhibit 99.1

LA ARENA GOLD OXIDE RESERVES INCREASED TO 1.28MM OZ AT AU PRICE OF $1,200 COMPLETION OF THE PRE-FEASIBILITY STUDY FOR THE PHASE II SULPHIDE Cu-Au PROJECT

Drilling, metallurgical test work and a new resource model add 21% to oxide gold reserves

For Immediate Release	February 5, 2015

Rio Alto Mining Limited (“Rio Alto” or the “Company”) (TSX & BVL: RIO, NYSE: RIOM) is pleased to announce year-end reserves and resources for the La Arena oxide mine, as well as new reserves for the La Arena Phase II copper-gold project based on the company’s recently completed Pre-Feasibility Study. The key highlight of this year’s update is the addition of 223,500 gold ounces to P&P reserves, even after stacking 263,940 ounces over the course of the year. With a year-end oxide reserve of 1.28MM oz at a very low strip ratio of 1.42:1, La Arena is positioned to continue as a major low-cost gold producer for a minimum of 6 years. With the Calaorco orebody still open to the northwest, the Company hopes to continue adding heap leach mine life with further exploration.

The new PFS for Phase II shows a project with low capex that is very robust at +$3.00/lb copper, and even at current depressed copper prices still presents a solid double-digit IRR. With the forthcoming development at Shahuindo and the opportunity to expand that operation, the Company envisions La Arena Phase II as providing a potential long-term development for Rio Alto, but at the present time the focus will remain on our two gold heap leach projects until copper prices improve.

The updated oxide mineral resource and reserve estimate are limited to the Calaorco open pit area and nearby oxidized intrusive zones. Updated mining, processing and G&A costs based on the Company's actual results over the mine's operating history were used in the new estimate, as was metallurgical data collected over the course of 2014. Sulphide reserves and economics have been updated based on the results of the pre-feasibility study completed by Ausenco Peru SAC (“Ausenco”) on the processing plant facilities and other infrastructure.

The previous resource and reserve estimate for oxide mineralization was published in the La Arena Project Technical Report with an effective date of December 31st, 2013, filed in March 2014 (“the 2014 Technical Report”). Comparisons between resource and reserve estimates at January 1, 2015 and the 2014 Technical Report are shown below. The 2014 Technical Report may be found within the Company’s SEDAR profile at www.sedar.com.

OXIDE MINERAL RESOURCES

Oxide resources at La Arena increased during 2014 based on a successful reverse circulation drilling campaign. A total of 22,087 meters were drilled at 298 holes in the Calaorco area and the oxide intrusive zones. The major changes in the oxide resource model for 2015 are:

  The addition of additional gold oxide resources on the western side of the Calaorco deposit and at depth.

  Extending the depth of the Indicated oxide resource by between 20 and 100m.

  The identification of additional high-grade Tilsa-style domains at Calaorco.

Rio Alto President & CEO Alex Black commented, "The Company has had another successful year in adding gold ounces through exploration as we have regularly done since acquiring the project. Despite this continued success, the Company has decided to be prudent with its cash during 2015 and reduce further oxide gold exploration until the current volatility of the gold price stabilizes. At this stage, the exploration budget will be reduced to $1.2 million and the Company will advise the market if and when it feels market conditions have improved enough to re-initiate exploration at La Arena.”

La Arena - Gold Oxide Mineral Resource (In Situ as at January 1, 2015) Within Optimized Pit Shell @ 1,400 $/oz, cut-off grade 0.07 g/t Au
Classification	Material Type	Tonnes (‘000,000 t)	Au g/t	Cu %	Ag g/t	Mo ppm	Au (´000 oz)
Measured	Sediments	1.1	0.23	0.07	0.3	32.6	8
	Intrusive	9.4	0.28	0.15	0.4	61.6	86
	Colluvium	-	-	-	-	-	-
	Total	10.5	0.28	0.15	0.3	58.5	94
Indicated	Sediments	100.8	0.38	0.01	0.5	4.1	1,234
	Intrusive	19.7	0.22	0.06	0.7	9.7	137
	Colluvium	2.6	0.34	0.01	0.2	2.5	28
	Total	123.1	0.35	0.02	0.5	5	1,399
Measured and Indicated	Sediments	102.0	0.38	0.01	0.5	4.5	1,243
	Intrusive	29.1	0.24	0.09	0.6	26.5	223
	Colluvium	2.6	0.34	0.01	0.2	2.5	28
	Total	133.6	0.35	0.03	0.5	9.2	1,494

Inferred	Sediments	2.2	0.34	0.01	0.4	2.9	24
	Intrusive	0.3	0.14	0.01	0.1	2.1	1
	Colluvium	-	-	-	-	-	-
	Total	2.5	0.31	0.01	0.4	2.8	25

The cut-off grade used to report the mineral resource is 0.07 g/t Au, the same as used for the 2014 resource estimate.

Ausenco has been engaged by the Company to undertake a review of all relevant metallurgical data pertaining to the dump leach metallurgy and to prepare the relevant sections of a Technical Report to back up the updated oxide mineral resource and reserve estimate.

OXIDE MINERAL RESERVES

The previous reserve estimate for oxide mineralization was published in the 2014 Technical Report. Differences in estimated tonnes, grades and metal content between the 2014 Technical Report and the updated oxide mineral reserve estimate are described below.

Oxide mineral reserves have been based on a pit design that has been derived from pit optimization software applied to the new total oxide measured and indicated mineral resources. Included in the oxide mineral reserve estimate is low-grade stockpile material that will be stockpiled for blending with oxide intrusive mineralization.

The pit optimization input parameters are the same as for the mineral resources outlined above except that only Measured and Indicated Resources are included and a gold price of $1,200/oz was assumed.

The updated oxide mineral reserves estimate outlined below is summarized as follows:

The reserves are 103.3 million tonnes grading 0.39 g/t gold in the proven and probable categories containing 1,279,500 ounces of gold ounces. This represents a 21% increase from 1,056,000 ounces previously reported in the 2014 Technical Report (after taking into account 2014 mining depletion). When considering 263,940 ounces was stacked on the leach pad during the January 1, 2014 to December 31, 2014 period, the new reserve represents an increase of 46% in comparison to the oxide mineral reserve estimate outlined in the 2014 Technical Report.

The waste to ore ratio estimated for the updated Oxide Mineral Reserve is 1.42 to 1.

La Arena - Oxide Mineral Reserve (In Situ as at January 1, 2015) Within Pit Design, cut-off grade 0.1 g/t Au
Classification	Material Type	Dry Tonnes (‘000 000 t)	Au g/t	Cu %	Ag g/t	Au (´000 oz)
Proven	Sediments	1.2	0.22	0.07	0.32	8.6
	Colluvium	8.7	0.28	0.15	0.33	77.7
	LG stockpile	0.3	0.24	0.14	0.33	2.3
	Total	10.2	0.27	0.14	0.33	88.6

La Arena - Oxide Mineral Reserve (In Situ as at January 1, 2015) Within Pit Design, cut-off grade 0.1 g/t Au
Probable	Sediments	80.9	0.42	0.01	0.42	1,085.2
	Intrusive	12.3	0.27	0.06	0.84	105.7
	Total	93.1	0.40	0.02	0.48	1,190.9
Proven and Probable	Sediments	82.1	0.41	0.01	0.42	1,093.8
	Intrusive	21.0	0.27	0.10	0.63	183.4
	LG stockpile	0.3	0.24	0.14	0.33	2.3
	Total	103.3	0.39	0.03	0.47	1,279.5

OXIDE PRODUCTION AND COST GUIDANCE

As stated in a previous press release dated January 12, 2015, the Company forecasts its La Arena Gold Mine will produce between 210,000 and 220,000 ounces of gold in 2015 at adjusted operating costs as defined by the World Gold Council (“WGC”) to be in the range of $570 to $600 per ounce of gold sold. WGC All-in sustaining costs – including selling, general and administrative costs, exploration, and sustaining capital – are forecast to fall within a range of $730 to $765 per ounce and WGC all-in costs within a range of $740 to $775 per ounce for the year.

SULPHIDE PROJECT (PHASE II)

The focus of Phase II development at La Arena will be sulphide mining operations producing a copper and gold concentrate, initially based on a starter pit with reserves containing 63.0 million tonnes of near surface mineralization which will provide ore to a processing plant and concentrator for a steady 10 years of production at a targeted throughput of 18,000 tonnes per day.

The sulphide resource quoted in this news release is the pre-existing January 2013 model filed in May 2013 on the Company’s SEDAR profile. A small drilling program was completed in 2014 testing the sulphide breccia at the top of the sulphide domain, however this was completed after the Phase II Cu-Au study was commenced, and subsequent analysis shows that any changes to the sulphide model are not material to the economics of the Cu-Au sulphide project. The Sulphide Mineral Resource is outlined below.

La Arena – Copper/Gold Sulphide Mineral Resource (In Situ as at January 1, 2015) Within Optimized Pit Shell (1,400 $/oz Au, 3.5 $/lb Cu), Cut-Off Grade 0.12 %Cu
Material Type	Tonnes (‘000 000 t)	Au g/t	Cu %	Ag g/t	Mo Ppm	Au (´000 oz)	Cu (‘000 lbs)
Measured	-	-	-	-	-	-	-
Indicated	274.0	0.24	0.33	0.4	38.5	2,124	2,013,930
Measured and Indicated	274.0	0.24	0.33	0.4	38.5	2,124	2,013,930
Inferred	5.4	0.10	0.19	0.4	40.7	18	22,074

The Phase II project would be, in effect, a continuation of the current operation employing the same mining method and operational structure (i.e. contract mining via the Mining Alliance with Stracon GyM). The

Sulphide Reserve is based upon an optimized pit shell, a pit design and a monthly mine schedule. The input parameters utilized for the analysis are presented in the following table.

Mining Parameters	Units	Value
Total Mining Cost	$/t mined	1.92
Processing Parameters	Units	Value
Ore processing rate	Mtpa	6.57
Processing Cost Intrusive	$/t milled	4.61
Process Copper Recovery	%	Avg: 91.1%, Range: 75.9 - 92.0
Gold Recovery	%	Avg: 38.9%, Range: 29.45 - 45.5
General & Administration Cost	M $/y	22.6
Economics Assumptions	Units	Value
Copper price – Resources	$/lb	3.5
Copper price – Reserves	$/lb	3
Payable proportion of copper produced	%	96.5
Copper Sell Cost	$/lb	0.37
Gold price – Resources	$/oz	1,400
Gold price – Reserves	$/oz	1,200
Payable proportion of gold produced	%	88.6
Gold Sell Cost	$/oz	8
Royalties	%	1
Initial CAPEX	M$	314.3
Sustaining CAPEX	M$	61.2
Mine Closure	M$	40

Ausenco completed the latest round of metallurgical testing assessing comminution and flotation characteristics of the sulphide mineralization. The work focused on copper recovery, copper concentrate grade and optimum parameters for processing. Consistent results were achieved in multiple sets of metallurgical tests. Average recoveries over the life of the proposed operation are estimated at 91.1% for copper, and 38.9% for gold.

The table below outlines the Reserve Statement for the Sulphide deposit.

La Arena – Copper/Gold Sulphide Mineral Reserve (In Situ as at January 1, 2015) Within Starter Pit (1,200 $/oz Au, 3.0 $/lb Cu), Cut-Off Grade 0.18 %Cu
Material Type	Tonnes (‘000 000 t)	Au g/t	Cu %	Au (‘000 oz)	Cu (‘000 lbs)
Proven	-	-	-	-	-
Probable	63.1	0.31	0.43	633.2	579,407
Proven and Probable	63.1	0.31	0.43	633.2	579,407

Ausenco has estimated an initial CAPEX of USD 314 million for the processing plant and all associated infrastructure such as camp relocation, power, drainage system, tailings facilities and contingency. An additional USD 61 million has been allocated for sustaining capital during the 10 year mine life, which totals an estimated CAPEX of USD 375 million, for the 63Mt starter project.

The sensitivity analysis on the NPV and IRR for the sulphide project is shown in the table below:

	After Tax NPV
	2.5/lb Cu	2.75/lb Cu	3.0/lb Cu	3.5/lb Cu	4/lb Cu
0%	$115,931,418	$202,256,504	$285,492,823	$448,325,631	$606,298,959
4%	$57,148,889	$124,695,433	$189,213,692	$314,925,219	$436,670,624
6%	$34,108,807	$94,249,838	$151,479,447	$262,807,486	$370,539,024
8%	$14,441,544	$68,205,343	$119,203,512	$218,270,395	$314,068,574
10%	$(2,366,623)	$45,879,743	$91,521,670	$180,078,151	$265,657,574

	After Tax IRR
	2.5/lb Cu	2.75/lb Cu	3.0/lb Cu	3.5/lb Cu	4/lb Cu
IRR	9.70%	15.41%	20.15%	28.22%	35.16%

On January 6, 2014, the Company announced that it had received formal notification from the Ministry of Energy and Mines of Peru that approval had been given for modifications to its Environmental Impact Study (EIA) for the La Arena Project Gold Oxide Mine. This EIA modification allows Rio Alto to apply for permits for a future Phase II open pit sulphide mine, construct an 18,000 tonne per day copper/gold flotation plant and concentrator, expand the current waste dump facilities to accommodate sulphide waste and to use the Calaorco Pit for tailings deposition once open pit oxide reserves are exhausted.

Process design is essentially fixed with only minor adjustments arising from recent test work if deemed necessary. All principal mechanical equipment has been sized and quotations have been obtained for all major equipment. The plant location and basic layout has been confirmed, and detailed design is completed for the Pre-Feasibility Study and Beneficiation Concession application. The conceptual study for future Tailings Storage Facility options has been completed as have trade off studies for in-pit crushing & conveying, and plant throughput rate.

The objective of the pre-feasibility study was to achieve an initial project capital cost as low as practicably possible in order to provide for a capital payback in the shortest possible time period and to utilize as much of the infrastructure of the existing gold oxide mine as possible.

Rio Alto President & CEO Alex Black commented, “We are very pleased to have completed the pre-feasibility study for the Phase II project at La Arena. In our view, the work completed by Ausenco is very conservative and we believe there is a lot of room to optimize the pre-feasibility numbers prior to completing a full feasibility study on the project. Given the current depressed copper price and our clearly stated focus with the La Arena gold oxide mine and the construction of the Shahuindo gold oxide project, the economics of the Phase II project does not meet the rate of return hurdles established by the Board of Directors. As a result, the Company has decided to continue with its prudent allocation of capital and the focus will remain on our gold heap leach projects until copper prices improve and provide us the opportunity to realize strong returns for our shareholders by developing the copper/gold project”.

NI 43-101 and JORC Compliant

The current mineral resource and mineral reserve estimates were prepared in conformity with National Instrument 43-101 Standards of Disclosure for Mineral Projects (“NI 43-101”). These estimates will be incorporated in a National Instrument 43-101 Technical Report with an effective date of January1, 2015 to be filed on the Company's SEDAR profile within 45 days of this press release.

The updated oxide mineral resource and mineral reserve estimates were prepared and classified in accordance with the guidelines set out in the Australasian Code for Reporting of Exploration Results, Mineral Resources and Ore Reserves of December 2012 as prepared by the Joint Ore Reserves Committee of the Australasian Institute of Mining and Metallurgy, Australian Institute of Geoscientists and Minerals Council of Australia (“JORC”). This resource and reserve classification is also in accordance with the classification standards of National Instrument 43-101 Standards for Disclosure for Mineral Projects (“NI 43-101”) and the reporting classification standards on Mineral Resources and Reserves of The Canadian Institute of Mining, Metallurgy and Petroleum.

Mr. Enrique Garay, MSc. P.Geo (AIG Member), Vice President Geology of Rio Alto, is the Qualified Person (as defined by NI 43-101) responsible for managing the Company’s exploration programs and disclosure of drilling results. Mr. Garay has read and approved the content of this document.

CAUTION REGARDING FORWARD-LOOKING INFORMATION AND STATEMENTS

Certain information contained in this news release constitutes “forward-looking information” or “forward-looking statements” within the meaning of Canadian U.S. securities laws. Forward-looking statements and forward-looking information include, but are not limited to, statements and information with respect to: the completion and filing of a Technical Report regarding resources and reserve estimates on SEDAR; expectations regarding future exploration and development programs, the timing of metallurgical testing programs, resources, reserves and the realization of mineral reserve estimates; the timing and amount of estimated future production, costs of production, capital expenditures and permitting time lines. In certain cases, forward-looking statements and forward-looking information can be identified by the use of words such as “anticipates”, “plans”, “expects” or “does not expect”, “is expected”, “targets”, “scheduled”, “estimates”, “forecasts”, “intends”, “believes” or variations of such words and phrases which state that certain actions, events or results “may”, “could”, “would”, “might”, “will be taken”, “occur” or “be achieved”. These forward-looking statements and forward –looking information are based, in part, on assumptions and factors that may change, thus causing actual results or achievements to differ materially from those expressed or implied by the forward-looking statements or forward-looking information. While considered by management to be reasonable in the context in which they are made forward-looking information and statements are inherently subject to business risks and economic and competitive uncertainties and contingencies.

Risks, uncertainties and contingencies and other factors that might cause actual results and future events to differ from forward-looking statements include, but are not limited to, changes in the worldwide price of precious metals and commodities, the speculative nature of mineral exploration and development, operating or technical difficulties in connection with the Company’s operating, development or exploration programs, increasing costs as a result of inflation or scarcity of human resources and input materials or equipment. Known and unknown risks inherent in the mining business include potential uncertainties related to title to mineral claims, the accuracy of mineral reserve and resource estimates, metallurgical recoveries, capital and operating costs and the future demand for minerals. Please see our most recent annual information form, annual MD&A and quarterly MD&A which can be found on the SEDAR website at www.sedar.com for other risks and assumptions relevant to the forward-looking information and statements in this news release. Rio Alto does not undertake any obligation to update or revise forward-looking information, whether as a result of new information, future events or otherwise, except in accordance with applicable securities laws. To learn more about Rio Alto Mining Limited, please visit: www.rioaltomining.com or Rio Alto’s SEDAR profile at www.sedar.com.

ON BEHALF OF THE BOARD OF
RIO ALTO MINING LIMITED

Alex Black

President & CEO

FOR FURTHER INFORMATION, CONTACT:
Alex Black, President & CEO		Alejandra Gomez, VP: Corporate Communications
Phone:	+511 625 9900	Phone:	604.628.1401
		Fax:	866.393.4493
Email:	alexb@rioaltomining.com	Email:	alejandrag@rioaltomining.com

Web: www.rioaltomining.com